Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2019

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2019	2018	2019	2018
OPERATING REVENUES
Service		$3,138	$3,029	$9,244	$8,868
Equipment		549	562	1,519	1,514
Revenues arising from contracts with customers	6	3,687	3,591	10,763	10,382
Other operating income	7	10	183	37	222
		3,697	3,774	10,800	10,604
OPERATING EXPENSES
Goods and services purchased		1,502	1,685	4,389	4,584
Employee benefits expense	8	761	740	2,225	2,151
Depreciation	17	489	419	1,429	1,241
Amortization of intangible assets	18	160	153	470	440
		2,912	2,997	8,513	8,416
OPERATING INCOME		785	777	2,287	2,188
Financing costs	9	201	196	558	502
INCOME BEFORE INCOME TAXES		584	581	1,729	1,686
Income taxes	10	144	134	332	430
NET INCOME		440	447	1,397	1,256
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		110	2	71	(27)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		5	7	22	(14)
		115	9	93	(41)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		4	(1)	4	(1)
Employee defined benefit plan re-measurements		(2)	(9)	30	53
		2	(10)	34	52
		117	(1)	127	11
COMPREHENSIVE INCOME		$557	$446	$1,524	$1,267
NET INCOME ATTRIBUTABLE TO:
Common Shares		$433	$443	$1,378	$1,243
Non-controlling interests		7	4	19	13
		$440	$447	$1,397	$1,256
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$548	$438	$1,497	$1,259
Non-controlling interests		9	8	27	8
		$557	$446	$1,524	$1,267
NET INCOME PER COMMON SHARE	12
Basic		$0.72	$0.74	$2.29	$2.09
Diluted		$0.72	$0.74	$2.29	$2.08

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		602	597	601	596
Diluted		602	598	601	596

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and temporary investments, net		$370	$414
Accounts receivable	6(b)	1,835	1,600
Income and other taxes receivable		123	3
Inventories	1(b)	367	376
Contract assets	6(c)	795	860
Prepaid expenses	20	618	539
Current derivative assets	4(d)	7	49
		4,115	3,841
Non-current assets
Property, plant and equipment, net	17	13,767	12,091
Intangible assets, net	18	12,417	10,934
Goodwill, net	18	4,947	4,747
Contract assets	6(c)	350	458
Other long-term assets	20	1,131	986
		32,612	29,216
		$36,727	$33,057

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$101	$100
Accounts payable and accrued liabilities	23	2,844	2,570
Income and other taxes payable		53	218
Dividends payable	13	338	326
Advance billings and customer deposits	24	649	656
Provisions	25	93	129
Current maturities of long-term debt	26	1,056	836
Current derivative liabilities	4(d)	2	9
		5,136	4,844
Non-current liabilities
Provisions	25	712	728
Long-term debt	26	16,140	13,265
Other long-term liabilities	27	670	731
Deferred income taxes		3,214	3,148
		20,736	17,872
Liabilities		25,872	22,716
Owners’ equity
Common equity	28	10,754	10,259
Non-controlling interests		101	82
		10,855	10,341
		$36,727	$33,057
Contingent Liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2018		595	$5,205	$370	$3,794	$47	$9,416	$42	$9,458
Net income	2(c)	—	—	—	1,243	—	1,243	13	1,256
Other comprehensive income	11	—	—	—	53	(37)	16	(5)	11
Dividends	13	—	—	—	(927)	—	(927)	—	(927)
Dividends reinvested and optional cash payments	13(b), 14(c)	1	64	—	—	—	64	—	64
Treasury shares acquired		(2)	(100)	—	—	—	(100)	—	(100)
Shares settled from Treasury		2	100	—	—	—	100	—	100
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination		2	98	—	—	—	98	—	98
Change in ownership interests of subsidiary	31(a)	—	—	14	—	—	14	30	44
Balance as at September 30, 2018		598	$5,368	$383	$4,163	$10	$9,924	$80	$10,004
Balance as at January 1, 2019
As previously reported		599	$5,390	$383	$4,474	$12	$10,259	$82	$10,341
IFRS 16, Leases transitional amount	2(c)	—	—	—	(153)	(1)	(154)	(8)	(162)
As adjusted		599	5,390	383	4,321	11	10,105	74	10,179
Net income		—	—	—	1,378	—	1,378	19	1,397
Other comprehensive income	11	—	—	—	30	89	119	8	127
Dividends	13	—	—	—	(1,006)	—	(1,006)	—	(1,006)
Dividends reinvested and optional cash payments	13(b), 14(c)	1	69	—	—	—	69	—	69
Equity accounted share-based compensation		—	—	17	—	—	17	—	17
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination	18(b)	2	72	—	—	—	72	—	72
Balance as at September 30, 2019		602	$5,532	$399	$4,723	$100	$10,754	$101	$10,855

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income		$440	$447	$1,397	$1,256
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		649	572	1,899	1,681
Deferred income taxes	10	62	(9)	54	12
Share-based compensation expense, net	14(a)	14	34	53	87
Net employee defined benefit plans expense	15(a)	20	24	59	73
Employer contributions to employee defined benefit plans		(11)	(9)	(39)	(44)
Non-current contract assets		72	(19)	108	12
Income from equity accounted investments		—	(172)	1	(170)
Shares settled from Treasury		—	100	—	100
Other		(68)	15	(2)	(45)
Net change in non-cash operating working capital	31(a)	(30)	83	(432)	148
Cash provided by operating activities		1,148	1,066	3,098	3,110
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(694)	(759)	(2,132)	(2,232)
Cash payments for spectrum licences	18(a)	(11)	(1)	(942)	(1)
Cash payments for acquisitions, net	18(b)	(160)	(34)	(348)	(285)
Real estate joint ventures advances	21(c)	(10)	(6)	(27)	(19)
Real estate joint venture receipts	21(c)	1	181	3	183
Proceeds on dispositions		12	—	12	15
Other		(9)	(2)	1	(9)
Cash used by investing activities		(871)	(621)	(3,433)	(2,348)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(316)	(293)	(926)	(850)
Treasury shares acquired		—	(100)	—	(100)
Issue (repayment) of short-term borrowings, net		1	(62)	1	(55)
Long-term debt issued	26	1,705	1,180	5,293	4,620
Redemptions and repayment of long-term debt	26	(1,508)	(1,421)	(4,042)	(4,463)
Issue of shares by subsidiary to non-controlling interests	31(a)	—	—	—	24
Other		(6)	1	(35)	(14)
Cash (used) provided by financing activities		(124)	(695)	291	(838)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		153	(250)	(44)	(76)
Cash and temporary investments, net, beginning of period		217	683	414	509
Cash and temporary investments, net, end of period		$370	$433	$370	$433
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(208)	$(198)	$(534)	$(478)
Interest received		$2	$2	$7	$7
Income taxes paid, net
In respect of comprehensive income		$(97)	$(49)	$(555)	$(157)
In respect of business acquisitions		—	—	(15)	—
		$(97)	$(49)	$(570)	$(157)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2019

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services; and home and business smart technology (including security).

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

notes to condensed interim consolidated financial statements	(unaudited)

1                 condensed interim consolidated financial statements

(a)         Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2018, other than as set out in Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2019, were authorized by our Board of Directors for issue on November 7, 2019.

(b)         Inventories

Our inventories primarily consist of wireless handsets, parts and accessories totalling $301 million at September 30, 2019 (December 31, 2018 — $320 million), and communications equipment held for resale. Costs of goods sold for the three-month and nine-month periods ended September 30, 2019, totalled $519 million (2018 — $526 million) and $1,462 million (2018 — $1,462 million), respectively.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•                  In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in an acceleration of the timing of lease expense recognition for leases that would previously have been accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

Relative to the results of applying the previous standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the “principal” component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

notes to condensed interim consolidated financial statements	(unaudited)

We have applied the standard retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as of that date.

Implementation

As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

The weighted average discount rate reflected in the lease liability recognized on transition was 4.16%. The difference between the total of the minimum lease payments set out in Note 19 of our audited consolidated financial statements for the year ended December 31, 2018, and the additions to long-term debt set out in (c) following arises because of the effect of discounting the minimum lease payments (approximately two-thirds of the difference) and because the minimum lease payments set out in Note 19 of our audited consolidated financial statements for the year ended December 31, 2018, include payments for leases that have commencement dates subsequent to December 31, 2018 (approximately one-third of the difference).

The new standard requires a number of incremental recurring disclosures, as well as setting out how those disclosures are to be made; we have made these disclosures, or incorporated them by cross-reference from other notes to the financial statements, in Note 19.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

•                  In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We are currently assessing the impacts and transition provisions of the amended standard; however, we expect that we will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

notes to condensed interim consolidated financial statements	(unaudited)

(c)                                  Impacts of application of new standard in fiscal 2019

IFRS 16, Leases, affected our Consolidated statement of income and other comprehensive income as follows:

Periods ended September 30, 2019 (millions except per share amounts)	Three months			Nine months
	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Operating revenues	$3,696	$1	$3,697	$10,798	$2	$10,800
Operating expenses
Goods and services purchased	1,566	(64)	1,502	4,602	(213)	4,389
Employee benefits expense	761	—	761	2,225	—	2,225
Depreciation	447	42	489	1,293	136	1,429
Amortization of intangible assets	160	—	160	470	—	470
	2,934	(22)	2,912	8,590	(77)	8,513
Operating income	762	23	785	2,208	79	2,287
Financing costs	184	17	201	510	48	558
Income before income taxes	578	6	584	1,698	31	1,729
Income taxes	143	1	144	324	8	332
Net income	435	5	440	1,374	23	1,397
Other comprehensive income
Cumulative foreign currency translation adjustment	5	—	5	18	4	22
Other	112	—	112	105	—	105
	117	—	117	123	4	127
Comprehensive income	$552	$5	$557	$1,497	$27	$1,524
Net income attributable to:
Common Shares	$428	$5	$433	$1,354	$24	$1,378
Non-controlling interests	7	—	7	20	(1)	19
	$435	$5	$440	$1,374	$23	$1,397
Comprehensive income attributable to:
Common Shares	$543	$5	$548	$1,471	$26	$1,497
Non-controlling interests	9	—	9	26	1	27
	$552	$5	$557	$1,497	$27	$1,524
Net income per Common Share
Basic	$0.71	$0.01	$0.72	$2.25	$0.04	$2.29
Diluted	$0.71	$0.01	$0.72	$2.25	$0.04	$2.29

IFRS 16, Leases, affected our opening January 1, 2019, Consolidated statement of financial position as follows:

As at January 1, 2019 (millions)	Note	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Current assets
Prepaid expense		$539	$12	$551
Non-current assets
Property, plant and equipment, net	17	$12,091	$1,041	$13,132
Current liabilities
Accounts payable and accrued liabilities		$2,570	$(6)	$2,564
Provisions		$129	$(9)	$120
Current maturities of long-term debt		$836	$180	$1,016
Non-current liabilities
Provisions	25	$728	$(48)	$680
Long-term debt		$13,265	$1,201	$14,466
Other long-term liabilities		$731	$(50)	$681
Deferred income taxes		$3,148	$(53)	$3,095
Owners’ equity
Retained earnings		$4,474	$(153)	$4,321
Accumulated other comprehensive income — cumulative foreign currency translation adjustment	11	$12	$(1)	$11
Non-controlling interests		$82	$(8)	$74

notes to condensed interim consolidated financial statements	(unaudited)

IFRS 16, Leases, affected our Consolidated statement of cash flows as follows:

Periods ended September 30, 2019 (millions)	Three months			Nine months
	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
OPERATING ACTIVITIES
Net income	$435	$5	$440	$1,374	$23	$1,397
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	607	42	649	1,763	136	1,899
Deferred income taxes	61	1	62	46	8	54
All other operating activity line items	7	(10)	(3)	(250)	(2)	(252)
Cash provided by operating activities	1,110	38	1,148	2,933	165	3,098
INVESTING ACTIVITIES
Cash used by investing activities	(871)	—	(871)	(3,433)	—	(3,433)
FINANCING ACTIVITIES
Redemptions and repayment of long-term debt	(1,470)	(38)	(1,508)	(3,877)	(165)	(4,042)
All other financing activity line items	1,384	—	1,384	4,333	—	4,333
Cash provided (used) by financing activities	(86)	(38)	(124)	456	(165)	291
CASH POSITION
Decrease in cash and temporary investments, net	$153	$—	$153	$(44)	$—	$(44)
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(191)	$(17)	$(208)	$(486)	$(48)	$(534)

3                 capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2019, our financial objectives, which are reviewed annually, were unchanged from 2018. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

As at, or for the 12-month periods ended, September 30 ($ in millions)	Objective	2019	2018
Components of debt and coverage ratios
Net debt [1]		$17,029	$13,698
EBITDA — excluding restructuring and other costs [2]		$5,590	$5,388
Net interest cost [3]		$723	$633
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [4]	3.05	2.54
Coverage ratios
Earnings coverage [5]		4.1	4.5
EBITDA — excluding restructuring and other costs interest coverage [6]		7.7	8.5

(1)         Net debt is calculated as follows:

As at September 30	Note	2019	2018
Long-term debt	26	$17,196	$13,883
Debt issuance costs netted against long-term debt		108	92
Derivative (assets) liabilities, net		(98)	95
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt — excluding tax effects		92	(51)
Cash and temporary investments, net		(370)	(433)
Short-term borrowings	22	101	112
Net debt		$17,029	$13,698

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Nine-month period ended September 30, 2019	$4,186	$94	$4,280
Year ended December 31, 2018	5,104	317	5,421
Deduct
Nine-month period ended September 30, 2018	(3,869)	(242)	(4,111)
EBITDA — excluding restructuring and other costs	$5,421	$169	$5,590

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 — 2.50 times. The ratio as at September 30, 2019, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA — excluding restructuring and other costs was 3.05 times as at September 30, 2019, up from 2.54 times one year earlier. The effect of the increase in net debt, largely attributed to the recognition of lease liabilities upon the application of IFRS 16 effective January 1, 2019 (see Note 2(a)), was exceeded by the effect of growth in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included nine months’ effect on the trailing EBITDA); the implementation of IFRS 16 had the combined effect of increasing the ratio by approximately 0.17 as at September 30, 2019. The earnings coverage ratio for the twelve-month period ended September 30, 2019, was 4.1 times, down from 4.5 times one year earlier. Higher borrowing costs, including the recognition of interest (currently only for the nine-month period ended September 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 0.5 and an increase in income before borrowing costs and income taxes increased the ratio by 0.1. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended September 30, 2019, was 7.7 times, down from 8.5 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.3, while an increase in net interest costs, including the recognition of interest (currently only for the nine-month period ended September 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 1.1.

Dividend payout ratio

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for

notes to condensed interim consolidated financial statements	(unaudited)

the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, provisions related to business combinations, long-term debt prepayment premium and income tax-related adjustments.

For the 12-month periods ended September 30 ($ in millions)	Objective	2019	2018
Dividend payout ratio	65%–75% [1]	77%	77%
Dividend payout ratio of adjusted net earnings		84%	79%

(1)         Our objective range for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis through 2019. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60% to 75% of free cash flow on a prospective basis (free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers). Adjusted net earnings (adjusted net earnings does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers) attributable to Common Shares is calculated as follows:

12-month periods ended September 30	2019	2018
Net income attributable to Common Shares	$1,735	$1,596
Gain and net equity income related to real estate redevelopment project, after income taxes	—	(149)
Business combination-related provisions, after income taxes	(17)	(22)
Income tax-related adjustments	(143)	20
Long-term debt prepayment premium, after income taxes	20	25
Initial and committed donation to TELUS Friendly Future Foundation, after income taxes	—	90
Adjusted net earnings attributable to Common Shares	$1,595	$1,560

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at (millions)	September 30, 2019	December 31, 2018
Cash and temporary investments, net	$370	$414
Accounts receivable	1,959	1,647
Contract assets	1,145	1,318
Derivative assets	109	103
	$3,583	$3,482

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at September 30, 2019, the weighted average age of billed current customer accounts receivable was 29 days (December 31, 2018 — 30 days) and the weighted average age of billed current customer accounts receivable that are more than 30 days past the billing date was 60 days (December 31, 2018 — 56 days). Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	Note	September 30, 2019			December 31, 2018
		Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$842	$(10)	$832	$762	$(13)	$749
30-60 days past billing date		249	(7)	242	354	(10)	344
61-90 days past billing date		71	(6)	65	80	(8)	72
More than 90 days past billing date		72	(15)	57	67	(22)	45
Unbilled customer finance receivables		269	(10)	259	47	—	47
		$1,503	$(48)	$1,455	$1,310	$(53)	$1,257
Current		$1,374	$(43)	$1,331	$1,263	$(53)	$1,210
Non-current	20	129	(5)	124	47	—	47
		$1,503	$(48)	$1,455	$1,310	$(53)	$1,257

(1)         Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at September 30, 2019, totalled $436 million (December 31, 2018 — $353 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Balance, beginning of period	$42	$46	$53	$43
Additions (doubtful accounts expense)	11	12	32	39
Accounts written off, net of recoveries	(16)	(13)	(49)	(40)
Other	11	1	12	4
Balance, end of period	$48	$46	$48	$46

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	September 30, 2019			December 31, 2018
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$1,007	$(46)	$961	$1,068	$(51)	$1,017
The 12-month period ending two years hence	350	(16)	334	466	(22)	444
Thereafter	17	(1)	16	15	(1)	14
	$1,374	$(63)	$1,311	$1,549	$(74)	$1,475

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and

notes to condensed interim consolidated financial statements	(unaudited)

counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)         Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(h). As at September 30, 2019, we could offer $3.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until August 2022 (December 31, 2018 — $2.5 billion pursuant to a shelf prospectus that was in effect until June 2020). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative					Derivative
				Composite long-term debt
As at September 30,	Non-interest bearing financial	Short-term	Construction credit facility commitment	Long-term debt, excluding leases [1]	Leases (Notes 2(c),	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
2019 (millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2019 (balance of year)	$2,162	$1	$18	$926	$90	$(803)	$798	$—	$(135)	$134	$3,191
2020	623	2	—	615	374	(121)	118	—	(332)	331	1,610
2021	87	102	—	1,665	274	(121)	118	—	—	—	2,125
2022	10	—	—	2,169	198	(121)	118	5	—	—	2,379
2023	3	—	—	989	178	(121)	118	—	—	—	1,167
2024-2028	6	—	—	7,469	498	(2,003)	1,991	—	—	—	7,961
Thereafter	—	—	—	10,096	443	(3,153)	3,092	—	—	—	10,478
Total	$2,891	$105	$18	$23,929	$2,055	$(6,443)	$6,353	$5	$(467)	$465	$28,911
				Total (Note 26(h))			$25,894

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at September 30, 2019.

(2)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at September 30, 2019. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative					Derivative
	Non-interest		Construction	Composite long-term debt
As at December 31,	bearing financial	Short-term	credit facilities commitment	Long-term	Finance	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
2018 (millions)	liabilities	borrowings [1]	(Note 21)	debt [1]	leases [1]	(Receive)	Pay	Other	(Receive)	Pay	Total
2019	$2,372	$3	$45	$1,349	$55	$(877)	$851	$—	$(542)	$516	$3,772
2020	251	3	—	1,567	51	(95)	89	1	—	—	1,867
2021	102	103	—	1,567	—	(95)	89	—	—	—	1,766
2022	18	—	—	2,086	—	(95)	89	1	—	—	2,099
2023	19	—	—	886	—	(95)	89	—	—	—	899
2024-2028	20	—	—	6,240	—	(1,917)	1,847	—	—	—	6,190
Thereafter	—	—	—	7,744	—	(1,964)	1,832	—	—	—	7,612
Total	$2,782	$109	$45	$21,439	$106	$(5,138)	$4,886	$2	$(542)	$516	$24,205
				Total			$21,293

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2018.

(2)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2018. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)          Market risks

Net income and other comprehensive income for the nine-month periods ended September 30, 2019 and 2018, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2019	2018	2019	2018	2019	2018
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$3	$(1)	$(82)	$(19)	$(79)	$(20)
Canadian dollar depreciates	$(3)	$1	$82	$19	$79	$20
25 basis point change in interest rates
Interest rates increase	$(1)	$(2)	$(2)	$4	$(3)	$2
Interest rates decrease	$1	$2	$3	$(3)	$4	$(1)
25% [2] change in Common Share price [3]
Price increases	$(17)	$(17)	$7	$16	$(10)	$(1)
Price decreases	$24	$28	$(7)	$(16)	$17	$12

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a nine-month data period and calculated on a monthly basis, the volatility of our Common Share price as at September 30, 2019, was 8.7% (2018 — 6.7%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

notes to condensed interim consolidated financial statements	(unaudited)

(d)         Fair values

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)		September 30, 2019				December 31, 2018
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2020	$241	$2	US$1.00: C$1.31	2019	$414	$25	US$1.00: C$1.28
Currency risk arising from U.S. dollar revenues	HFT [4]	2020	$53	—	US$1.00: C$1.32	2019	$74	1	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2019	$66	3	$ 45.53	2019	$63	2	$ 45.46
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2019	$483	2	US$1.00: C$1.32	2019	$761	21	US$1.00: C$1.33
				$7				$49
Other Long-Term Assets [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$67	$—	$ 48.71	—	$—	$—	—
Currency risks arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	2048	$3,090	102	US$1.00: C$1.28	2048	$3,134	54	US$1.00: C$1.28
				$102				$54
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2020	$171	$1	US$1.00: C$1.33	2019	$11	$—	US$1.00: C$1.36
Currency risk arising from U.S. dollar revenues	HFT [4]	—	$—	—	—	2019	$18	—	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	—	—	2019	$2	—	$ 47.39
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2019	$279	1	US$1.00: C$1.33	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$8	—	2.64%	2019	$8	—	2.64%
Interest rate risk associated with refinancing of debt maturing	HFH [3]	—	$—	—	—	2019	$250	9	2.40%, GOC 10-year term
				$2				$9

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		September 30, 2019				December 31, 2018
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$5	$—	$ 49.84	2020	$67	$3	$ 48.71
Currency risk arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	2049	$2,501	6	US$1.00: C$1.34	2027	$991	2	US$1.00: C$1.33
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$135	5	2.64%	2022	$145	1	2.64%
				$11				$6

(1)              Fair value measured at reporting date using significant other observable inputs (Level 2).

(2)              Derivative financial assets and liabilities are not set off.

(3)              Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(4)              Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

(5)              We designate only the spot element as the hedging item. As at September 30, 2019, the foreign currency basis spread included in the fair value of the derivative instruments, and which is used for purposes of assessing hedge ineffectiveness, was $60 (December 31, 2018 — $29).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	September 30, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$15,598	$16,833	$13,999	$14,107

(e)          Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended September 30 (millions)	Note	2019	2018	Location	2019	2018
THREE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$6	$(5)	Goods and services purchased	$3	$6
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	190	(36)	Financing costs	39	(48)
		196	(41)		42	(42)
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	(5)	5	Employee benefits expense	(2)	4
		$191	$(36)		$40	$(38)
NINE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(9)	$14	Goods and services purchased	$12	$—
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	39	22	Financing costs	(84)	72
		30	36		(72)	72
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	—	4	Employee benefits expense	4	6
		$30	$40		$(68)	$78

(1)         Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month and nine-month periods ended September 30, 2019, were $24 (2018 — $13) and $31 (2018 — $2), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months		Nine months
Periods ended September 30 (millions)	Location	2019	2018	2019	2018
Derivatives used to manage currency risk	Financing costs	$(1)	$1	$(6)	$1

5                 segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure reported to our chief operating decision-maker are direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect expenses which are not objectively distinguishable between our wireless and wireline operations. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise.

As we do not currently aggregate operating segments, our reportable segments as at September 30, 2019, are also wireless and wireline. The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include Internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

notes to condensed interim consolidated financial statements	(unaudited)

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2019	2018	2019	2018	2019	2018	2019	2018
Operating revenues
External revenues
Service	$1,588	$1,555	$1,550	$1,474	$—	$—	$3,138	$3,029
Equipment	494	504	55	58	—	—	549	562
Revenues arising from contracts with customers	2,082	2,059	1,605	1,532	—	—	3,687	3,591
Other operating income	4	90	6	93	—	—	10	183
	2,086	2,149	1,611	1,625	—	—	3,697	3,774
Intersegment revenues	13	12	67	52	(80)	(64)	—	—
	$2,099	$2,161	$1,678	$1,677	$(80)	$(64)	$3,697	$3,774
Pro forma EBITDA [1] reported to chief operating decision-maker	$970	$948	$464	$456	$—	$—	$1,434	$1,404
Retrospective IFRS 16 simulation [2]	—	(27)	—	(28)	—	—	—	(55)
EBITDA [1]	$970	$921	$464	$428	$—	$—	$1,434	$1,349
CAPEX, excluding spectrum licences [3]	$251	$218	$497	$544	$—	$—	$748	$762
					Operating revenues — external (above)		$3,697	$3,774
					Goods and services purchased		1,502	1,685
					Employee benefits expense		761	740
					EBITDA (above)		1,434	1,349
					Depreciation		489	419
					Amortization		160	153
					Operating income		785	777
					Financing costs		201	196
					Income before income taxes		$584	$581

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2019	2018	2019	2018	2019	2018	2019	2018
Operating revenues
External revenues
Service	$4,622	$4,537	$4,622	$4,331	$—	$—	$9,244	$8,868
Equipment	1,357	1,326	162	188	—	—	1,519	1,514
Revenues arising from contracts with customers	5,979	5,863	4,784	4,519	—	—	10,763	10,382
Other operating income	14	105	23	117	—	—	37	222
	5,993	5,968	4,807	4,636	—	—	10,800	10,604
Intersegment revenues	40	35	183	154	(223)	(189)	—	—
	$6,033	$6,003	$4,990	$4,790	$(223)	$(189)	$10,800	$10,604
Pro forma EBITDA [1] reported to chief operating decision-maker	$2,797	$2,684	$1,389	$1,347	$—	$—	$4,186	$4,031
Retrospective IFRS 16 simulation [2]	—	(83)	—	(79)	—	—	—	(162)
EBITDA [1]	$2,797	$2,601	$1,389	$1,268	$—	$—	$4,186	$3,869
CAPEX, excluding spectrum licences [3]	$651	$643	$1,513	$1,560	$—	$—	$2,164	$2,203
					Operating revenues — external (above)		$10,800	$10,604
					Goods and services purchased		4,389	4,584
					Employee benefits expense		2,225	2,151
					EBITDA (above)		4,186	3,869
					Depreciation		1,429	1,241
					Amortization		470	440
					Operating income		2,287	2,188
					Financing costs		558	502
					Income before income taxes		$1,729	$1,686

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services

notes to condensed interim consolidated financial statements	(unaudited)

purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         For purposes of the chief operating decision-maker’s assessment of performance during the 2019 fiscal year relative to the fiscal 2018 year, we have simulated IFRS 16 adjustments to the fiscal 2018 results in calculating pro forma results. The simulated IFRS 16 adjustments are: (i) a cash-based proxy and should not be considered comparable to the results that would have been reported had IFRS 16 been applied retrospectively to each comparative period applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (see Note 2(a)); and (ii) do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers.

(3)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

6                 revenue from contracts with customers

(a)         Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	September 30, 2019	December 31, 2018
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,321	$2,306
During the 12-month period ending two years hence	850	933
Thereafter	33	24
	$3,204	$3,263

(1)         Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

(2)         IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)         Accounts receivable

As at (millions)	Note	September 30, 2019	December 31, 2018
Customer accounts receivable		$1,374	$1,263
Accrued receivables — customer		187	175
Allowance for doubtful accounts	4(a)	(43)	(53)
		1,518	1,385
Accrued receivables — other		317	215
		$1,835	$1,600

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Contract assets

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
Balance, beginning of period		$1,441	$1,272	$1,475	$1,303
Net additions arising from operations		215	376	886	960
Amounts billed in period and thus reclassified to accounts receivable [1]		(360)	(325)	(1,063)	(942)
Change in impairment allowance, net	4	15	(2)	11	(1)
Other		—	2	2	3
Balance, end of period		$1,311	$1,323	$1,311	$1,323
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence				$961	$939
The 12-month period ending two years hence				334	371
Thereafter				16	13
Balance, end of period				$1,311	$1,323
Reconciliation of contract assets presented in the Consolidated statements of financial position — current
Gross contract assets				$961	$939
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24			(6)	(5)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24			(160)	(149)
				$795	$785

(1)         For the three-month and nine-month periods ended September 30, 2019, amounts billed for our wireless segment and reclassified to accounts receivable totalled $328 (2018 — $299) and $978 (2018 — $866), respectively.

7                 other operating income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
Government assistance, including deferral account amortization		$4	$5	$16	$17
Investment income, gain (loss) on disposal of assets and other	21	5	177	18	203
Interest income	21(c)	1	1	3	2
		$10	$183	$37	$222

8                 employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
Employee benefits expense — gross
Wages and salaries		$769	$715	$2,234	$2,092
Share-based compensation	14	31	39	95	107
Pensions — defined benefit	15(a)	20	24	59	73
Pensions — defined contribution	15(b)	24	23	67	67
Restructuring costs	16(a)	12	29	46	80
Other		42	38	131	117
		898	868	2,632	2,536
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(14)	(15)	(38)	(38)
Amortized		13	11	36	34
Contract fulfilment costs	20
Capitalized		(1)	—	(2)	(2)
Amortized		2	—	3	2
Property, plant and equipment		(88)	(82)	(263)	(253)
Intangible assets subject to amortization		(49)	(42)	(143)	(128)
		(137)	(128)	(407)	(385)
		$761	$740	$2,225	$2,151

notes to condensed interim consolidated financial statements	(unaudited)

9                 financing costs

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
Interest expense
Interest on long-term debt, excluding lease liabilities — gross		$160	$152	$471	$447
Interest on long-term debt, excluding lease liabilities - capitalized [1]	18(a)	(9)	—	(13)	—
Interest on long-term debt, excluding lease liabilities		151	152	458	447
Interest on lease liabilities		18	—	50	—
Interest on short-term borrowings and other		1	4	9	5
Interest accretion on provisions	25	6	6	17	16
Long-term debt prepayment premium	26(a)	28	34	28	34
		204	196	562	502
Employee defined benefit plans net interest	15	1	4	1	11
Foreign exchange		(3)	(2)	1	(4)
		202	198	564	509
Interest income		(1)	(2)	(6)	(7)
		$201	$196	$558	$502

(1)         Long-term debt, excluding lease liabilities, interest at a composite rate of 4.33% was capitalized to intangible assets with indefinite lives in the period.

10          income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Current income tax expense
For the current reporting period	$148	$141	$345	$424
Adjustments recognized in the current period for income taxes of prior periods	(66)	2	(67)	(6)
	82	143	278	418
Deferred income tax expense
Arising from the origination and reversal of temporary differences	12	(3)	126	10
Revaluation of deferred income tax liability to reflect future income tax rates	(2)	—	(123)	—
Adjustments recognized in the current period for income taxes of prior periods	52	(6)	51	2
	62	(9)	54	12
	$144	$134	$332	$430

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2019		2018
Income taxes computed at applicable statutory rates	$157	26.9%	$157	27.0%
Revaluation of deferred income tax liability to reflect future income tax rates	(2)	(0.3)	—	—
Adjustments recognized in the current period for income taxes of prior periods	(14)	(2.4)	(4)	(0.7)
Other	3	0.5	(19)	(3.2)
Income tax expense per Consolidated statements of income and other comprehensive income	$144	24.7%	$134	23.1%

Nine-month periods ended September 30 ($ in millions)	2019		2018
Income taxes computed at applicable statutory rates	$465	26.9%	$456	27.1%
Revaluation of deferred income tax liability to reflect future income tax rates	(123)	(7.1)	—	—
Adjustments recognized in the current period for income taxes of prior periods	(16)	(0.9)	(4)	(0.2)
Other	6	0.3	(22)	(1.4)
Income tax expense per Consolidated statements of income and other comprehensive income	$332	19.2%	$430	25.5%

notes to condensed interim consolidated financial statements	(unaudited)

11          other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH
Accumulated balance as at July 1, 2018			$(36)			$6	$(30)	$32	$1	$3
Other comprehensive income (loss)
Amount arising	$(41)	$42	1	$5	$(4)	1	2	7	(1)	8	$(12)	$(4)
Income taxes	$(6)	$6	—	$2	$(2)	—	—	—	—	—	(3)	(3)
Net			1			1	2	7	(1)	8	$(9)	$(1)
Accumulated balance as at September 30, 2018			$(35)			$7	$(28)	$39	$—	$11
Accumulated balance as at July 1, 2019			$(57)			$(1)	$(58)	$39	$—	$(19)
Other comprehensive income (loss)
Amount arising	$196	$(42)	154	$(5)	$2	(3)	151	5	4	160	$(3)	$157
Income taxes	$51	$(9)	42	$(1)	$—	(1)	41	—	—	41	(1)	40
Net			112			(2)	110	5	4	119	$(2)	$117
Accumulated balance as at September 30, 2019			$55			$(3)	$52	$44	$4	$100

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
NINE-MONTH
Accumulated balance as at January 1, 2018			$(9)			$8	$(1)	$53	$1	$53
Other comprehensive income (loss)
Amount arising	$36	$(72)	(36)	$4	$(6)	(2)	(38)	(14)	(1)	(53)	$69	$16
Income taxes	$4	$(14)	(10)	$1	$(2)	(1)	(11)	—	—	(11)	16	5
Net			(26)			(1)	(27)	(14)	(1)	(42)	$53	$11
Accumulated balance as at September 30, 2018			$(35)			$7	$(28)	$39	$—	$11
Accumulated balance as at January 1, 2019
As previously reported			$(19)			$—	$(19)	$23	$—	$4
IFRS 16, Leases transitional amount (Note 2(c))			—			—	—	(1)	—	(1)
As adjusted			(19)			—	(19)	22	—	3
Other comprehensive income (loss)
Amount arising	$30	$72	102	$—	$(4)	(4)	98	22	4	124	$46	$170
Income taxes	$19	$9	28	$—	$(1)	(1)	27	—	—	27	16	43
Net			74			(3)	71	22	4	97	$30	$127
Accumulated balance as at September 30, 2019			$55			$(3)	$52	$44	$4	$100
Attributable to:
Common Shares										$100
Non-controlling interests										—
										$100

notes to condensed interim consolidated financial statements	(unaudited)

12   per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Basic total weighted average number of Common Shares outstanding	602	597	601	596
Effect of dilutive securities
Restricted share units	—	—	—	—
Share option awards	—	1	—	—
Diluted total weighted average number of Common Shares outstanding	602	598	601	596

For the three-month and nine-month periods ended September 30, 2019, less than one million outstanding equity-settled restricted share unit awards were not included in the computation of diluted income per common share as the associated performance conditions were not satisfied. For the three-month and nine-month periods ended September 30, 2019 and 2018, no outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share; as at September 30, 2019, no TELUS Corporation share option awards were outstanding (see Note 14(d)).

13          dividends per share

(a)         Dividends declared

Nine-month periods ended September 30 (millions except per share amounts)	2019				2018
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2019	$0.5450	Apr. 1, 2019	$329	Mar. 9, 2018	$0.5050	Apr. 2, 2018	$299
Quarter 2 dividend	Jun. 10, 2019	0.5625	Jul. 2, 2019	339	Jun. 8, 2018	0.5250	Jul. 3, 2018	315
Quarter 3 dividend	Sep. 10, 2019	0.5625	Oct. 1, 2019	338	Sep. 10, 2018	0.5250	Oct. 1, 2018	313
		$1.6700		$1,006		$1.5550		$927

On November 6, 2019, the Board of Directors declared a quarterly dividend of $0.5825 per share on our issued and outstanding Common Shares payable on January 2, 2020, to holders of record at the close of business on December 11, 2019. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on December 11, 2019.

(b)   Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the Plan. Effective with our dividends paid October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. In respect of Common Shares whose eligible shareholders have elected to participate in the plan, dividends declared during the three-month and nine-month periods ended September 30, 2019, of $106 million (2018 — $13 million) and $134 million (2018 — $40 million), respectively, were to be reinvested in Common Shares.

notes to condensed interim consolidated financial statements	(unaudited)

14          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended September 30 (millions)		2019			2018
	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$22	$(8)	$14	$33	$1	$34
Employee share purchase plan	(c)	9	(9)	—	9	(9)	—
Share option awards	(d)	—	—	—	—	—	—
		$31	$(17)	$14	$42	$(8)	$34
NINE-MONTH
Restricted share units	(b)	$67	$(15)	$52	$85	$2	$87
Employee share purchase plan	(c)	27	(27)	—	27	(27)	—
Share option awards	(d)	1	—	1	—	—	—
		$95	$(42)	$53	$112	$(25)	$87

For the three-month and nine-month periods ended September 30, 2019, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $2 million (2018 — $2 million) and $5 million (2018 — $6 million), respectively. For the three-month and nine-month periods ended September 30, 2019, the income tax benefit arising from share-based compensation was $8 million (2018 — $12 million) and $25 million (2018 — $30 million), respectively.

(b)   Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding equity shares at the grant date, other than for the notional subset of our restricted share units affected by the relative total shareholder return performance condition (which have their grant-date fair value determined using a Monte Carlo simulation). The restricted share units generally become payable when vesting is complete and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted share units outstanding are cliff-vesting. Accounting for restricted share units, as either equity instruments or liability instruments, is based upon their expected manner of settlement when they are granted. Grants of restricted share units prior to fiscal 2019 are accounted for as liabilities as their associated obligation is normally cash-settled.

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% — 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2019 are accounted for as equity-settled as that was their expected manner of settlement when granted.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	September 30, 2019	December 31, 2018
Restricted share units without market performance conditions
Restricted share units with only service conditions	4,819,634	3,037,881
Notional subset affected by total customer connections performance condition	229,997	155,639
	5,049,631	3,193,520
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	689,991	466,917
	5,739,622	3,660,437

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Periods ended September 30, 2019	Three months			Nine months
	Number of restricted share units [1]		Weighted average grant-date	Number of restricted share units [1]		Weighted average grant-date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	3,080,159	—	$44.86	3,193,520	—	$44.85
Vested	—	6,153	$44.47	—	63,383	$44.89
Issued
Initial award	2,031,008	—	$47.63	2,033,230	—	$47.63
In lieu of dividends	34,751	69	$50.23	107,940	217	$48.06
Vested	(58,233)	58,233	$44.81	(163,033)	163,033	$44.28
Settled in cash	—	(58,397)	$44.81	—	(220,575)	$44.23
Forfeited and cancelled	(38,054)	—	$44.95	(122,026)	—	$44.89
Outstanding, end of period
Non-vested	5,049,631	—	$45.97	5,049,631	—	$45.97
Vested	—	6,058	$44.49	—	6,058	$44.49

(1)         Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

With respect to certain issuances of TELUS Corporation restricted share units accounted for as liability instruments, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of non-vested TELUS Corporation restricted share units outstanding as at September 30, 2019, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted share units	Our fixed cost per restricted share unit	Number of variable-cost restricted share units	Total number of non-vested restricted share units [1]
2019	1,439,418	$45.53	99,826	1,539,244
2020	1,469,272	$48.79	222,239	1,691,511
	2,908,690		322,065	3,230,755

(1)         Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition vesting in the years ending December 31, 2019.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% — 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Periods ended September 30, 2019	Three months						Nine months
	US$ denominated				Canadian $ denominated		US$ denominated				Canadian $ denominated
	Number of restricted share units		Weighted average grant-date		Number of vested restricted	Weighted average grant-date	Number of restricted share units		Weighted average grant-date		Number of vested restricted	Weighted average grant-date
	Non-vested	Vested	fair value		share units	fair value	Non-vested	Vested	fair value		share units	fair value
Outstanding, beginning of period
Non-vested	645,593	—	US$	25.98	—	$—	561,712	—	US$	25.68	—	$—
Vested	—	—	US$	—	—	$—	—	—	US$	—	32,299	$21.36
Issued	499	—	US$	30.09	—	$—	92,854	—	US$	27.82	—	$—
Vested	(180,585)	180,585	US$	22.09	—	$—	(180,585)	180,585	US$	22.09	—	$—
Settled in cash	—	(180,585)	US$	22.09	—	$—	—	(180,585)	US$	22.09	(32,299)	$21.36
Forfeited and cancelled	(7,631)	—	US$	26.68	—	$—	(16,105)	—	US$	26.59	—	$—
Outstanding, end of period	457,876	—	US$	27.35	—	$—	457,876	—	US$	27.35	—	$—

(c)          Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions. In respect of Common Shares held within the employee share purchase plan, Common Share dividends declared during the three-month and nine-month periods ended September 30, 2019, of $8 million (2018 — $8 million) and $25 million (2018 — $25 million), respectively, were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable prior to October 1, 2019; subsequent to that date, a discount was applicable as set out in Note 13(b).

(d)         Share option awards

TELUS Corporation share options

Employees may receive options to purchase Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share option awards were granted in fiscal 2019 or 2018.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended September 30, 2019	Three months		Nine months
	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	2,490	$31.69	326,164	$29.22
Exercised [1]	(2,490)	$31.69	(323,448)	$29.22
Forfeited	—	$—	(456)	$29.18
Expired	—	$—	(2,260)	$29.18
Outstanding, end of period	—	$—	—	$—

(1)         The total intrinsic value of share option awards exercised for the three-month and nine-month periods ended September 30, 2019, was $NIL and $6 million, respectively, reflecting weighted average prices at the dates of exercise of $47.55 per share and $48.88 per share, respectively. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% — 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended September 30, 2019	Three months					Nine months
	US$ denominated			Canadian $ denominated		US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]
Outstanding, beginning and end of period	858,735	US$	29.83	53,832	$21.36	858,735	US$	29.83	53,832	$21.36

(1)         The range of share option prices is US$21.90 — US$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 7.6 years.

(2)         The weighted average remaining contractual life is 6.9 years.

15          employee future benefits

(a)         Defined benefit pension plans — details

Our defined benefit pension plan expense (recovery) was as follows:

Three-month periods ended September 30 (millions)	2019				2018
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$18	$—	$—	$18	$22	$—	$—	$22
Past service costs	—	—	—	—	—	—	—	—
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	85	—	85	—	80	—	80
Return, including interest income, on plan assets [1]	—	(86)	85	(1)	—	(77)	12	(65)
Interest effect on asset ceiling limit	—	2	—	2	—	1	—	1
	—	1	85	86	—	4	12	16
Administrative fees	2	—	—	2	2	—	—	2
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	(82)	(82)	—	—	—	—
	$20	$1	$3	$24	$24	$4	$12	$40

Nine-month periods ended September 30 (millions)	2019				2018
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$54	$—	$—	$54	$67	$—	$—	$67
Past service costs	—	—	—	—	1	—	—	1
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	252	—	252	—	238	—	238
Return, including interest income, on plan assets [1]	—	(258)	(405)	(663)	—	(230)	(78)	(308)
Interest effect on asset ceiling limit	—	7	—	7	—	3	—	3
	—	1	(405)	(404)	—	11	(78)	(67)
Administrative fees	5	—	—	5	5	—	—	5
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	359	359	—	—	9	9
	$59	$1	$(46)	$14	$73	$11	$(69)	$15

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Union pension plan and public service pension plan contributions	$5	$6	$16	$17
Other defined contribution pension plans	19	17	51	50
	$24	$23	$67	$67

16          restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs, in the context of losses or settlements, and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Periods ended September 30 (millions)	2019	2018	2019	2018	2019	2018
THREE-MONTH
Goods and services purchased	$17	$21	$—	$120	$17	$141
Employee benefits expense	12	29	—	3	12	32
	$29	$50	$—	$123	$29	$173
NINE-MONTH
Goods and services purchased	$36	$32	$7	$124	$43	$156
Employee benefits expense	46	80	5	6	51	86
	$82	$112	$12	$130	$94	$242

(b)         Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2019, restructuring activities included ongoing and incremental efficiency initiatives, including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)          Other

During the three-month and nine-month periods ended September 30, 2019, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

notes to condensed interim consolidated financial statements	(unaudited)

17          property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2019
As previously reported		$29,956	$3,273	$1,174	$48	$779	$35,230	$—	$—	$—	$—	$35,230
IFRS 16, Leases transitional amount	2(c)	—	—	—	—	—	—	—	1,011	30	1,041	1,041
Reclassification arising from implementation of IFRS 16		(101)	—	(1)	—	—	(102)	101	—	1	102	—
As adjusted		29,855	3,273	1,173	48	779	35,128	101	1,011	31	1,143	36,271
Additions		683	22	68	—	937	1,710	141	200	7	348	2,058
Additions arising from business acquisitions	18(b)	36	—	6	—	—	42	—	11	—	11	53
Dispositions, retirements and other		(498)	(98)	(42)	—	—	(638)	(26)	(15)	3	(38)	(676)
Assets under construction put into service		809	69	88	—	(966)	—	—	—	—	—	—
Net foreign exchange differences		—	—	—	—	—	—	—	(10)	—	(10)	(10)
As at September 30, 2019		$30,885	$3,266	$1,293	$48	$750	$36,242	$216	$1,197	$41	$1,454	$37,696
ACCUMULATED DEPRECIATION
As at January 1, 2019
As previously reported		$20,300	$2,050	$789	$—	$—	$23,139	$—	$—	$—	$—	$23,139
Reclassification arising from implementation of IFRS 16		(1)	—	—	—	—	(1)	1	—	—	1	—
As adjusted		20,299	2,050	789	—	—	23,138	1	—	—	1	23,139
Depreciation [1]		1,098	89	98	—	—	1,285	8	129	7	144	1,429
Dispositions, retirements and other		(501)	(97)	(42)	—	—	(640)	(3)	(2)	6	1	(639)
As at September 30, 2019		$20,896	$2,042	$845	$—	$—	$23,783	$6	$127	$13	$146	$23,929
NET BOOK VALUE
As at December 31, 2018		$9,656	$1,223	$385	$48	$779	$12,091	$—	$—	$—	$—	$12,091
As at September 30, 2019		$9,989	$1,224	$448	$48	$750	$12,459	$210	$1,070	$28	$1,308	$13,767

(1)         For the nine-month period ended September 30, 2019, depreciation includes $3 in respect of impairment of real estate right-of-use lease assets.

As at September 30, 2019, our contractual commitments for the acquisition of property, plant and equipment totalled $123 million over a period ending December 31, 2020 (December 31, 2018 – $148 million over a period ending December 31, 2022).

notes to condensed interim consolidated financial statements	(unaudited)

18          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Customer contracts, related customer relationships and subscriber base [1]	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2019	$616	$5,092	$103	$341	$6,152	$8,694	$14,846	$5,111	$19,957
Additions	—	44	8	411	463	1,217	1,680	—	1,680
Additions arising from business acquisitions (b)	119	144	—	—	263	—	263	227	490
Dispositions, retirements and other (including capitalized interest (see Note 9))	(7)	(148)	—	—	(155)	16	(139)	—	(139)
Assets under construction put into service	—	432	—	(432)	—	—	—	—	—
Net foreign exchange differences	(6)	—	—	—	(6)	—	(6)	(27)	(33)
As at September 30, 2019	$722	$5,564	$111	$320	$6,717	$9,927	$16,644	$5,311	$21,955
ACCUMULATED AMORTIZATION
As at January 1, 2019	$226	$3,621	$65	$—	$3,912	$—	$3,912	$364	$4,276
Amortization	48	419	3	—	470	—	470	—	470
Dispositions, retirements and other	(13)	(142)	—	—	(155)	—	(155)	—	(155)
As at September 30, 2019	$261	$3,898	$68	$—	$4,227	$—	$4,227	$364	$4,591
NET BOOK VALUE
As at December 31, 2018	$390	$1,471	$38	$341	$2,240	$8,694	$10,934	$4,747	$15,681
As at September 30, 2019	$461	$1,666	$43	$320	$2,490	$9,927	$12,417	$4,947	$17,364

(1)         The opening balances of customer contracts, related customer relationships and subscriber base, and goodwill, have been adjusted as set out in (c).

(2)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at September 30, 2019, our contractual commitments for the acquisition of intangible assets totalled $26 million over a period ending December 31, 2021 (December 31, 2018 — $48 million over a period ending December 31, 2021).

Innovation, Science and Economic Development Canada’s 600 MHz auction occurred during the period from March 14, 2019, through April 4, 2019. We were the successful auction participant on 12 spectrum licences for a total purchase price of $931 million.

During the quarter ended September 30, 2019, we obtained the use of AWS-4 spectrum licences from the original licensee and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the obtained spectrum licences are such that the amounts owed to the original licensee are accounted for as a long-term financial liability, as set out in Note 26(f).

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Business acquisitions

See Note 2(b) for changes to IFRS-IASB which are not yet effective and have not yet been applied.

Telecommunications business

On January 14, 2019, we acquired a telecommunications business complementary to our existing lines of business, for consideration consisting of cash and accounts payable and accrued liabilities of $74 million and TELUS Corporation Common Shares of $38 million. The investment was made with a view to growing our managed network, cloud, security and unified communications services.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). Not all of the amount assigned to goodwill is expected to be deductible for income tax purposes.

Smart data solutions business

On August 12, 2019, for consideration consisting of cash and accounts payable and accrued liabilities of $135 million, we acquired a business complementary to, and with a view to growing, our existing information technology solutions business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). Not all of the amount assigned to goodwill is expected to be deductible for income tax purposes.

Individually immaterial transactions

During the nine-month period ended September 30, 2019, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

	Telecommunications business	Smart data solutions business	Individually immaterial transactions	Total [1]
Assets
Current assets
Cash	$2	$7	$4	$13
Accounts receivable [2]	6	6	7	19
Other	1	1	2	4
	9	14	13	36
Non-current assets
Property, plant and equipment
Owned assets	6	—	36	42
Right-of-use lease assets	2	6	3	11
Intangible assets subject to amortization [3]	41	94	128	263
	49	100	167	316
Total identifiable assets acquired	58	114	180	352
Liabilities
Current liabilities
Accounts payable and accrued liabilities	21	4	9	34
Advance billings and customer deposits	4	6	2	12
Current maturities of long-term debt	—	2	1	3
	25	12	12	49
Non-current liabilities
Long-term debt	2	4	2	8
Other long-term liabilities	—	4	—	4
Deferred income taxes	5	10	5	20
	7	18	7	32
Total liabilities assumed	32	30	19	81
Net identifiable assets acquired	26	84	161	271
Goodwill	87	51	89	227
Net assets acquired	$113	$135	$250	$498
Acquisition effected by way of:
Cash consideration	$63	$116	$182	$361
Accounts payable and accrued liabilities	12	19	24	55
Issue of TELUS Corporation Common Shares	38	—	34	72
Pre-existing relationship effectively settled	—	—	10	10
	$113	$135	$250	$498

(1)         The purchase price allocations, primarily in respect of customer contracts, related customer relationships, leasehold interests and deferred income taxes, had not all been finalized as of the date of issuance of these consolidated financial statements. As is customary in business acquisition transactions, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

(2)         The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(3)         Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 8 to 10 years; software is expected to be amortized over a periods of 4 to 10 years.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2019 year.

notes to condensed interim consolidated financial statements	(unaudited)

	Three months		Nine months
Periods ended September 30, 2019 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues	$3,697	$3,704	$10,800	$10,855
Net income	$440	$441	$1,397	$1,393
Net income per Common Share
Basic	$0.72	$0.72	$2.29	$2.29
Diluted	$0.72	$0.72	$2.29	$2.29

(1)         Operating revenues and net income for the three-month period ended September 30, 2019, include: $10 and $1, respectively, in respect of the telecommunications business; and$7 and $(1), respectively, in respect of the smart data solutions business. Operating revenues and net income for the nine-month period ended September 30, 2019, include: $29 and $5, respectively, in respect of the telecommunications business; and $7 and $(1), respectively, in respect of the smart data solutions business.

(2)         Pro forma amounts for the three-month and nine-month periods ended September 30, 2019, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)          Business acquisition — prior period

In 2018, we acquired Medisys Health Group Inc., a business complementary to our existing lines of healthcare business. As at December 31, 2018, the purchase price allocation had not been finalized. During the six-month period ended June 30, 2019, preliminary acquisition-date values assigned for customer relationships, goodwill, advance billings and customer deposits, other long-term liabilities and deferred incomes taxes were increased (decreased) by $(22 million), $14 million, $3 million, $(7 million) and $(4 million), respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases effective the acquisition date.

(d)         ADT Security Services Canada, Inc.

On October 1, 2019, we announced that we had entered into an agreement to acquire all the issued and outstanding shares of ADT Security Services Canada, Inc., for approximately $700 million, subject to customary closing conditions including regulatory approval. Subsequently the requisite approval was obtained and the transaction was closed. As at November 7, 2019, our initial provision for the net identifiable assets acquired is in the range of $350 million - $400 million; as is customary in a business acquisition transaction, until the time of control, we did not have full access to the books and records of the acquired business. Upon having sufficient time to review the books and records of the acquired business, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

19          leases

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

We have the right-of-use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including wireless site) purposes typically have options to extend the lease terms, which we use to protect our investment in leasehold improvements (including wireless site equipment), to mitigate relocation risk and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant, and increasing, portion of our wireless site lease payments have consumer price index-based price adjustments and such adjustments result in future periodic re-measurements of the lease liabilities with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would currently represent our variable lease payments. As well, we routinely and necessarily will commit to leases which have not yet commenced.

notes to condensed interim consolidated financial statements	(unaudited)

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on their owned-equipment situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for purposes of situating telecommunications infrastructure equipment, approximately one-fifth have subleases which we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues	$5	$5	$14	$14
Lease payments	$80	$75	$264	$211

20          other long-term assets

As at (millions)	Note	September 30, 2019	December 31, 2018
Pension assets		$503	$503
Unbilled customer finance receivables	4(a)	124	47
Costs incurred to obtain or fulfill a contract with a customer		106	110
Portfolio investments [1]		68	70
Prepaid maintenance		45	55
Real estate joint venture advances	21(c)	96	69
Real estate joint ventures	21(c)	5	5
Derivative assets	4(d)	102	54
Other		82	73
		$1,131	$986

(1)         Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	Three months			Nine months
Periods ended September 30, 2019 (millions)	Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$337	$15	$352	$356	$15	$371
Additions	75	1	76	206	3	209
Amortization	(76)	(1)	(77)	(226)	(3)	(229)
Balance, end of period	$336	$15	$351	$336	$15	$351
Current [1]				$239	$6	$245
Non-current				97	9	106
				$336	$15	$351

(1)         Presented on the Consolidated statements of financial position in prepaid expenses.

21          real estate joint ventures

(a)         General

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2020, is to be built to the LEED Platinum standard.

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. During the year ended December 31, 2018, the real estate joint venture sold the income-producing properties and the related net assets.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Real estate joint ventures — summarized financial information

As at (millions)	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and temporary investments, net	$17	$11
Escrowed deposits	—	4
Other	2	2
	19	17
Non-current assets
Investment property under development	325	256
Other	4	—
	329	256

	$348	$273
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10	$19
Construction holdback liabilities	15	15
Construction credit facilities	288	—
	313	34
Non-current liabilities
Construction credit facilities	—	207
Other	4	—
	4	207
	317	241
Owners’ equity
TELUS [1]	13	13
Other partners	18	19
	31	32
	$348	$273

(1)         The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Revenue
From investment property	$—	$5	$—	$21
Other operating income	$—	$345	$—	$345
Depreciation and amortization	$—	$1	$—	$5
Interest expense [1]	$—	$2	$—	$6
Net income and comprehensive income [2]	$—	$345	$(1)	$343

(1)         During the three-month and nine-month periods ended September 30, 2019, the real estate joint ventures capitalized $3 (2018 — $2) and $9 (2018 — $6), respectively, of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

(c)          Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended September 30 (millions)	2019			2018
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$—	$—	$—	$171	$171
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us and other (Note 7)	1	—	1	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	10	—	10	6	—	6
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds repaid to us and earnings distributed	—	—	—	—	(180)	(180)
Net increase	10	—	10	6	(9)	(3)
Real estate joint ventures carrying amounts
Balance, beginning of period	86	5	91	60	13	73
Balance, end of period	$96	$5	$101	$66	$4	$70

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30 (millions)	2019			2018
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$—	$—	$—	$170	$170
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us and other (Note 7)	3	—	3	2	—	2
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	27	—	27	19	—	19
Financing costs paid to us	(3)	—	(3)	(2)	—	(2)
Funds repaid to us and earnings distributed	—	—	—	—	(181)	(181)
Net increase	27	—	27	19	(11)	8
Real estate joint ventures carrying amounts
Balance, beginning of period	69	5	74	47	15	62
Balance, end of period	$96	$5	$101	$66	$4	$70

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)).

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

(3)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Prior to the sale of the TELUS Garden income-producing properties, during the three-month and nine-month periods ended September 30, 2018, the TELUS Garden real estate joint venture recognized $1 million and $7 million, respectively, of revenue from our TELUS Garden office tenancy; of this amount, one-half was due to our economic interest in the real estate joint venture and one-half was due to our partner’s economic interest in the real estate joint venture. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $450 million (December 31, 2018 — $400 million) on the construction of a mixed-use tower. As at September 30, 2019, the real estate joint venture’s construction-related contractual commitments were approximately $19 million through to 2020 (December 31, 2018 — $35 million through to 2019).

Construction credit facilities

As at September 30, 2019, the TELUS Sky real estate joint venture had a credit agreement, the maturity of which was extended to October 31, 2019 (an extension from August 31, 2019), with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project; subsequent to September 30, 2019, the credit agreement was extended to August 31, 2021. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	September 30, 2019	December 31, 2018
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$18	$45
Advances		96	69
		114	114
Construction credit facilities commitment — other		228	228
		$342	$342

notes to condensed interim consolidated financial statements	(unaudited)

22          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2018 — $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2018 — BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2019, we had sold to the trust (but continued to recognize) trade receivables of $126 million (December 31, 2018 — $120 million). Short-term borrowings of $100 million (December 31, 2018 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

As at September 30, 2019, TELUS Corporation has received a commitment letter for a $750 million unsecured, single-drawdown, non-revolving credit facility, maturing one year from the completion of documentation, which is to be used for general corporate purposes. The facility will be available upon completion of documentation and satisfaction of conditions precedent; once available, we will have 60 days to draw upon the facility after which time the undrawn committed amount will be cancelled. As at November 7, 2019, documentation had not been completed. The credit facility bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins; representations, warranties and covenants generally will not differ from those of the TELUS Corporation credit facility (see Note 26(d)).

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23          accounts payable and accrued liabilities

As at (millions)	September 30, 2019	December 31, 2018
Accrued liabilities	$1,142	$1,159
Payroll and other employee-related liabilities	430	429
Restricted share units liability	87	72
	1,659	1,660
Trade accounts payable	923	686
Interest payable	162	157
Other	100	67
	$2,844	$2,570

24          advance billings and customer deposits

As at (millions)	September 30, 2019	December 31, 2018
Advance billings	$522	$538
Deferred customer activation and connection fees	9	10
Customer deposits	13	13
Contract liabilities	544	561
Other	105	95
	$649	$656

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment and for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

notes to condensed interim consolidated financial statements	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
Balance, beginning of period		$811	$780	$811	$780
Revenue deferred in previous period and recognized in current period		(621)	(636)	(648)	(689)
Net additions arising from operations		592	630	613	680
Additions arising from business acquisitions	18(b)	10	9	16	12
Balance, end of period		$792	$783	$792	$783
Current				$710	$692
Non-current	27
Deferred revenues				68	75
Deferred customer activation and connection fees				14	16
				$792	$783
Reconciliation of contract liabilities presented in the consolidated statements of financial position — current
Gross contract liabilities				$710	$692
Reclassification to contract assets for contracts with contract liabilities less than contract assets				(160)	(149)
Reclassification from contract assets for contracts with contract assets less than contract liabilities				(6)	(5)
				$544	$538

25          provisions

(millions)	Note	Asset retirement obligation	Employee- related	Written put options	Other	Total
As at July 1, 2019		$339	$61	$275	$108	$783
Additions		—	12	—	42	54
Reversal		—	—	—	—	—
Use		(1)	(14)	—	(22)	(37)
Interest effect		3	—	3	—	6
Effects of foreign exchange, net		—	—	—	(1)	(1)
As at September 30, 2019		$341	$59	$278	$127	$805
As at January 1, 2019
As previously reported		$336	$88	$282	$151	$857
IFRS 16, Leases transitional amount	2(c)	—	—	—	(57)	(57)
As adjusted		336	88	282	94	800
Additions		—	47	—	87	134
Reversal		—	—	(1)	(3)	(4)
Use		(3)	(76)	—	(51)	(130)
Interest effect		8	—	9	—	17
Effects of foreign exchange, net		—	—	(12)	—	(12)
As at September 30, 2019		$341	$59	$278	$127	$805
Current		$5	$54	$—	$34	$93
Non-current		336	5	278	93	712
As at September 30, 2019		$341	$59	$278	$127	$805

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for written put options are determined based on the net present value of estimated

notes to condensed interim consolidated financial statements	(unaudited)

future earnings results and require us to make key economic assumptions about the future. No cash outflows for the written put options are expected prior to their initial exercisability in 2020.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired.

26          long-term debt

(a)         Details of long-term debt

As at (millions)	Note	September 30, 2019	December 31, 2018
TELUS Corporation notes	(b)	$13,548	$12,186
TELUS Corporation commercial paper	(c)	760	774
TELUS Communications Inc. debentures		621	620
TELUS International (Cda) Inc. credit facility	(e)	399	419
Other	(f)	270	—
		15,598	13,999
Lease liabilities	(g)	1,598	102
Long-term debt		$17,196	$14,101
Current		$1,056	$836
Non-current		16,140	13,265
Long-term debt		$17,196	$14,101

(b)         TELUS Corporation notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

							Principal face amount						Redemption present value spread
Series [1]	Issued	Maturity	Issue price			Effective interest rate [2]	Originally issued			Outstanding at financial statement date			Basis points	Cessation date
5.05% Notes, Series CH	July 2010	July 2020 [3]		$997.44		5.08%		$1.0 billion		$	NIL		47 [4]	N/A
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%		$500 million			$500 million		40 [5]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%		$1.1 billion			$1.1 billion		36 [5]	Jan. 2, 2024
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%		$600 million			$600 million		47 [5]	Oct. 1, 2042
3.60% Notes, Series CM	November 2013	January 2021		$997.15		3.65%		$400 million			$400 million		35 [5]	N/A
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%		$400 million			$400 million		50 [5]	May 26, 2043
3.20% Notes, Series CO	April 2014	April 2021		$997.39		3.24%		$500 million			$500 million		30 [5]	Mar. 5, 2021
4.85% Notes, Series CP	Multiple [6]	April 2044		$987.91	[6]	4.93%[6]		$500 million	[6]		$900 million	[6]	46 [5]	Oct. 5, 2043
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%		$800 million			$800 million		38.5 [5]	Oct. 17, 2024
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%		$400 million			$400 million		51.5 [5]	July 17, 2044
2.35% Notes, Series CT	March 2015	March 2022		$997.31		2.39%		$1.0 billion			$1.0 billion		35.5 [5]	Feb. 28, 2022
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%		$500 million			$500 million		60.5 [5]	July 29, 2045
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%		$600 million			$600 million		53.5 [5]	Dec. 10, 2025
2.80% U.S. Dollar Notes [7]	September 2016	February 2027	US$	991.89		2.89%	US$	600 million		US$	600 million		20 [8]	Nov. 16, 2026
3.70% U.S. Dollar Notes [9]	March 2017	September 2027	US$	998.95		3.71%	US$	500 million		US$	500 million		20 [8]	June 15, 2027
4.70% Notes, Series CW	Multiple [10]	March 2048		$998.06	[10]	4.71%[10]		$325 million	[10]		$475 million	[10]	58.5 [5]	Sept. 6, 2047
3.625% Notes, Series CX	February 2018	March 2028		$989.49		3.75%		$600 million			$600 million		37 [5]	Dec. 1, 2027

notes to condensed interim consolidated financial statements	(unaudited)

						Principal face amount				Redemption present value spread
Series [1]	Issued	Maturity	Issue price		Effective interest rate [2]	Originally issued		Outstanding at financial statement date		Basis points	Cessation date
4.60% U.S. Dollar Notes [11]	June 2018	November 2048	US$	987.60	4.68%	US$	750 million	US$	750 million	25 [8]	May 16, 2048
3.30% Notes, Series CY	April 2019	May 2029		$991.75	3.40%	$1.0 billion		$1.0 billion		43.5 [5]	Feb. 2, 2029
4.30% U.S. Dollar Notes [12]	May 2019	June 2049	US$	990.48	4.36%	US$	500 million	US$	500 million	25 [8]	Dec. 15, 2048
2.75% Notes, Series CZ	July 2019	July 2026		$998.73	2.77%	$800 million		$800 million		33 [5]	May 8, 2026

(1)          Interest is payable semi-annually. The notes require us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(2)          The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

(3)          On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2019, was $28 million before income taxes.

(4)          The notes were redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price was equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest was paid to the date fixed for redemption.

(5)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CV, Series CW, Series CX, Series CY and Series CZ notes, for which it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(6)          $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

(7)          We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 2.95% and an issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

(8)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(9)          We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 3.41% and an issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

(10)    $325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61%.

(11)    We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985).

(12)    We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.27% and an issued and outstanding amount of $672 million (reflecting a fixed exchange rate of $1.3435).

(c)   TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2018 — $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2019, we had $760 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$574 million), with an effective weighted average interest rate of 2.44%, maturing through December 2019.

(d)   TELUS Corporation credit facility

As at September 30, 2019, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023 (December 31, 2018 — expiring on May 31, 2023), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

notes to condensed interim consolidated financial statements	(unaudited)

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2019	December 31, 2018
Net available	$1,490	$1,476
Backstop of commercial paper	760	774
Gross available	$2,250	$2,250

We had $182 million of letters of credit outstanding as at September 30, 2019 (December 31, 2018 — $184 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. We had arranged $880 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 600 MHz wireless spectrum auction that was held in March-April 2019, as discussed further in Note 18(a). Concurrent with funding the purchase of the spectrum licences these incremental letters of credit were extinguished.

(e)   TELUS International (Cda) Inc. credit facility

As at September 30, 2019, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is comprised of a US$350 million (December 31, 2018 — US$350 million) revolving component and an amortizing US$120 million (December 31, 2018 — US$120 million) term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component had a weighted average interest rate of 3.49% as at September 30, 2019.

As at (millions)	September 30, 2019						December 31, 2018
	Revolving component		Term loan component [1]		Total		Revolving component		Term loan component		Total
Available	US$	153	US$	N/A	US$	153	US$	150	US$	N/A	US$	150
Outstanding	197		108		305		200		113		313
	US$	350	US$	108	US$	458	US$	350	US$	113	US$	463

(1)         We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio must not exceed 3.25:1.00 and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)    Other

Other liabilities bear interest at 3.29%, are secured by the associated AWS-4 spectrum licences, and are subject to an amortization schedule which results in the principal being repaid over the period to maturity, March 31, 2035.

(g)   Lease liabilities

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.45% as at September 30, 2019.

notes to condensed interim consolidated financial statements	(unaudited)

(h)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2019, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
Years ending December 31	Long-term debt, excluding	Leases		Long-term debt, excluding	Leases	Currency swap agreement amounts to be exchanged			Leases
(millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2019 (remainder of year)	$3	$66	$69	$762	$4	$(765)	$763	$764	$7	$840
2020	12	261	273	8	18	—	—	26	29	328
2021	1,088	177	1,265	8	17	—	—	25	27	1,317
2022	1,263	118	1,381	386	16	—	—	402	19	1,802
2023	514	107	621	—	14	—	—	14	19	654
2024-2028	4,182	313	4,495	1,457	3	(1,457)	1,459	1,462	53	6,010
Thereafter	4,407	307	4,714	1,655	—	(1,655)	1,646	1,646	19	6,379
Future cash outflows in respect of composite long-term debt principal repayments	11,469	1,349	12,818	4,276	72	(3,877)	3,868	4,339	173	17,330
Future cash outflows in respect of associated interest and like carrying costs [2]	5,572	399	5,971	2,612	11	(2,566)	2,485	2,542	51	8,564
Undiscounted contractual maturities (Note 4(b))	$17,041	$1,748	$18,789	$6,888	$83	$(6,443)	$6,353	$6,881	$224	$25,894

(1)          Where applicable cash flows reflect foreign exchange rates as at September 30, 2019.

(2)          Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2019.

27          other long-term liabilities

As at (millions)	Note	September 30, 2019	December 31, 2018
Contract liabilities	24	$68	$78
Other		7	7
Deferred revenues		75	85
Pension benefit liabilities		420	446
Other post-employment benefit liabilities		48	45
Restricted share unit and deferred share unit liabilities		85	63
Derivative liabilities	4(d)	11	6
Other		17	71
		656	716
Deferred customer activation and connection fees	24	14	15
		$670	$731

28          Common Share capital

(a)         General

Our authorized share capital is as follows:

As at	September 30, 2019	December 31, 2018
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

notes to condensed interim consolidated financial statements	(unaudited)

As at September 30, 2019, approximately 12 million Common Shares were reserved for issuance, from Treasury, under a restricted share unit plan (see Note 14(b)) and approximately 47 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 14(d)).

(b)   Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In December 2018, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (up to a maximum amount of $250 million) from January 2, 2019, to January 1, 2020.

29          contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

notes to condensed interim consolidated financial statements	(unaudited)

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Electromagnetic field radiation class action

In 2013 a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation; breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought. On March 18, 2019, pursuant to terms of settlement, the Plaintiffs filed a Notice of Discontinuance discontinuing their claim against all defendants.

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The Plaintiff has appealed this decision.

Intellectual property infringement claims

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. The Plaintiff has since abandoned its claims in respect of two of the three patents. The claims based on the third patent are set to be tried in the fourth quarter of 2019.

Other claims

Claims and possible claims received by us include:

Area code 867 blocking claim

In 2018 a claim was brought against us alleging breach of a Direct Connection Call Termination Services Agreement, breach of a duty of good faith, and intentional interference with economic relations. The plaintiffs allege that we have improperly blocked calls to area code 867 (including to customers of a plaintiff), for which a second plaintiff provides wholesale session initiation trunking services. The plaintiffs seek damages of $135 million. On April 23, 2019, the Ontario Superior Court stayed this claim on the ground that the court has no jurisdiction over, or is not the appropriate forum, for the subject matter of this action.

notes to condensed interim consolidated financial statements	(unaudited)

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2019	2018	2019	2018
Short-term benefits	$4	$3	$9	$9
Post-employment pension [1] and other benefits	1	2	3	6
Share-based compensation	1	15	21	39
	$6	$20	$33	$54

(1)         Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

As disclosed in Note 14, we made initial awards of share-based compensation in 2019 and 2018, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2019 and 2018 initial awards are included in the amounts in the table above.

Nine-month periods ended September 30	2019			2018
($ in millions)	Number of restricted share units	Notional value [1]	Grant-date fair value [1]	Number of restricted share units	Notional value [1]	Grant-date fair value [1]
Awarded in period	474,704	$23	$15	608,849	$28	$36

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	September 30, 2019	December 31, 2018
Restricted share units	$56	$41
Deferred share units [1]	21	21
	$77	$62

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2019, $1 (2018 — $NIL) and $4 (2018 — $6), respectively, was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2019, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2018 — $2 million) and $5 million (2018 — $5 million), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Transactions with real estate joint ventures

During the three-month periods ended September 30, 2019 and 2018, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21. As at September 30, 2019, we had recorded lease liabilities of $77 million in respect of our TELUS Sky lease; one-third of this amount is due to our economic interest in the real estate joint venture.

31          additional statement of cash flow information

(a)         Statements of cash flows — operating activities, investing activities and financing activities

		Three months		Nine months
Periods ended September 30 (millions)	Note	2019	2018	2019	2018
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$7	$(144)	$(216)	$25
Inventories		(33)	(8)	9	42
Contract assets		64	(25)	65	(28)
Prepaid expenses		35	21	(75)	(126)
Accounts payable and accrued liabilities		(64)	127	126	(37)
Income and other taxes receivable and payable, net		(16)	84	(285)	256
Advance billings and customer deposits		(23)	(10)	(20)	(26)
Provisions		—	38	(36)	42
		$(30)	$83	$(432)	$148
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(701)	$(634)	$(2,058)	$(1,794)
Intangible assets	18	(164)	(157)	(463)	(452)
		(865)	(791)	(2,521)	(2,246)
Additions arising from leases	17	116	26	348	26
Additions arising from non-monetary transactions		1	3	9	17
Capital expenditures	5	(748)	(762)	(2,164)	(2,203)
Change in associated non-cash investing working capital		54	3	32	(29)
		$(694)	$(759)	$(2,132)	$(2,232)
FINANCING ACTIVITIES
Issue of shares by subsidiary to non-controlling interests
Issue of shares		$—	$—	$—	$43
Non-monetary issue of shares in business combination		—	—	—	(19)
Cash proceeds on share issuance		—	—	—	24
Transaction costs and other		—	—	—	—
		$—	$—	$—	$24

notes to condensed interim consolidated financial statements	(unaudited)

(b)   Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2018
Dividends paid to holders of Common Shares	$315	$—	$(315)	$—	$313	$313
Dividends reinvested in shares from Treasury	—	—	22	—	(22)	—
	$315	$—	$(293)	$—	$291	$313
Short-term borrowings	$113	$—	$(62)	$(1)	$62	$112
Long-term debt
TELUS Corporation notes	$13,090	$—	$(1,000)	$(41)	$5	$12,054
TELUS Corporation commercial paper	3	1,180	(406)	(8)	—	769
TELUS Communications Inc. debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	432	—	(11)	(9)	2	414
Lease liabilities	—	—	—	—	26	26
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	63	406	(410)	49	(13)	95
	14,208	1,586	(1,827)	(9)	20	13,978
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(406)	406	—	—	—
	$14,208	$1,180	$(1,421)	$(9)	$20	$13,978
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Dividends paid to holders of Common Shares	$339	$—	$(339)	$—	$338	$338
Dividends reinvested in shares from Treasury	—	—	23	—	(23)	—
	$339	$—	$(316)	$—	$315	$338
Short-term borrowings	$100	$43	$(42)	$—	$—	$101
Long-term debt
TELUS Corporation notes	$13,715	$800	$(1,000)	$36	$(3)	$13,548
TELUS Corporation commercial paper	293	905	(441)	3	—	760
TELUS Communications Inc. debentures	621	—	—	—	—	621
TELUS International (Cda) Inc. credit facility	396	—	(2)	5	—	399
Other	—	—	(5)	—	275	270
Lease liabilities	1,554	—	(62)	(1)	107	1,598
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability (asset)	92	441	(439)	(39)	(153)	(98)
	16,671	2,146	(1,949)	4	226	17,098
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(441)	441	—	—	—
	$16,671	$1,705	$(1,508)	$4	$226	$17,098

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018
Dividends paid to holders of Common Shares	$299	$—	$(913)	$—	$927	$313
Dividends reinvested in shares from Treasury	—	—	63	—	(63)	—
	$299	$—	$(850)	$—	$864	$313
Short-term borrowings	$100	$26	$(81)	$(1)	$68	$112
Long-term debt
TELUS Corporation notes	$11,561	$1,725	$(1,250)	$40	$(22)	$12,054
TELUS Corporation commercial paper	1,140	2,798	(3,204)	35	—	769
TELUS Communications Inc. Debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	339	97	(33)	10	1	414
Lease liabilities	—	—	—	—	26	26
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	93	3,204	(3,180)	(75)	53	95
	13,753	7,824	(7,667)	10	58	13,978
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(3,204)	3,204	—	—	—
	$13,753	$4,620	$(4,463)	$10	$58	$13,978

	Beginning of period			Statement of cash flows		Non-cash changes
(millions)	As previously reported	IFRS 16, Leases transitional amount (Note 2(c))	As adjusted	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Dividends payable to holders of Common Shares	$326	$—	$326	$—	$(994)	$—	$1,006	$338
Dividends reinvested in shares from Treasury	—	—	—	—	68	—	(68)	—
	$326	$—	$326	$—	$(926)	$—	$938	$338
Short-term borrowings	$100	$—	$100	$450	$(449)	$—	$—	$101
Long-term debt
TELUS Corporation notes	$12,186	$—	$12,186	$2,474	$(1,000)	$(86)	$(26)	$13,548
TELUS Corporation commercial paper	774	—	774	2,806	(2,804)	(16)	—	760
TELUS Communications Inc. debentures	620	—	620	—	—	—	1	621
TELUS International (Cda) Inc. credit facility	419	—	419	13	(23)	(12)	2	399
Other	—	—	—	—	(5)	—	275	270
Lease liabilities	102	1,381	1,483	—	(214)	(14)	343	1,598
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt — liability (asset)	(73)	—	(73)	2,804	(2,800)	102	(131)	(98)
	14,028	1,381	15,409	8,097	(6,846)	(26)	464	17,098
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	—	—	(2,804)	2,804	—	—	—
	$14,028	$1,381	$15,409	$5,293	$(4,042)	$(26)	$464	$17,098